Exhibit 99.1
SETTLEMENT AGREEMENT
THIS SETTLEMENT AGREEMENT (the “Settlement Agreement”) is made and entered into between and among, on the one hand, (i) Ralph S. Janvey, solely in his capacity as the court-appointed receiver for the Stanford Receivership Estate (the “Receiver”); (ii) the Official Stanford Investors Committee (the “Committee”); (iii) individual plaintiffs Guthrie Abbott, Steven Queyrouze, Sarah Elson-Rogers, Salim Estefenn Uribe, Ruth Alfille de Penhos, and Diana Suarez (collectively, the “Rotstain Investor Plaintiffs”); and, on the other hand, (iv) Independent Bank, a Texas banking association, formerly known as Bank of Houston, (“Independent”). The Receiver, the Committee, and the Rotstain Investor Plaintiffs are collectively referred to as the “Plaintiffs.” Plaintiffs, on the one hand, and Independent, on the other hand, are referred to in this Agreement individually as a “Party” and together as the “Parties.”
WHEREAS, on February 16, 2009, the United States Securities and Exchange Commission (the “SEC”) initiated SEC v. Stanford International Bank, Ltd., Civil Action No. 3:09-cv-00298-N (N.D. Tex.) (the “SEC Action”), alleging that Robert Allen Stanford, James M. Davis, Laura Pendergest-Holt, Stanford International Bank, Ltd. (“SIBL”), Stanford Group Company, and Stanford Capital Management, LLC (collectively, the “Stanford SEC Defendants”) had engaged in a fraudulent scheme affecting tens of thousands of customers from over one hundred countries;
WHEREAS, in an order dated February 16, 2009, in the SEC Action (ECF No. 10), the United States District Court for the Northern District of Texas assumed exclusive jurisdiction and took possession of (i) the assets, and other tangible and intangible monies and property, as further set forth in that order, of the Stanford SEC Defendants and all entities they owned or

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controlled as of February 16, 2009, including but not limited to Stanford Financial Group Limited (“SFGL”), Bank of Antigua Limited, and Stanford Bank (Panama), S.A.1 (all such entities are collectively, with the Stanford SEC Defendants, the “Stanford Entities”), which comprise the “Receivership Assets,” and (ii) the books and records, client lists, account statements, financial and accounting documents, computers, computer hard drives, computer disks, internet exchange servers, telephones, personal digital devices, and other informational resources of or in possession of the Stanford SEC Defendants, or issued by the Stanford SEC Defendants and in possession of any agent or employee of the Stanford SEC Defendants (collectively, the “Receivership Records”);
WHEREAS, in that same order (ECF No. 10), Ralph S. Janvey was appointed Receiver for the Receivership Assets and the Receivership Records (collectively, the “Receivership Estate”) with the full power of an equity receiver under common law as well as such powers as are enumerated in that order, as amended by orders in that same matter dated March 12, 2009 (ECF No. 157, Case No. 3:09-cv-00298-N (N.D. Tex.)) and dated July 19, 2010 (ECF No. 1130, Case No. 3:09-cv-00298-N (N.D. Tex.)) (collectively, the “Receivership Orders”);
WHEREAS, in the Receivership Orders the Court “empowered and directed the Receiver to, among other things . . . devise a mechanism for addressing outstanding claims and liabilities and satisfying valid investor/creditor claims” (ECF No. 96, Case No. 3:09-cv-02384-N-BQ (N.D. Tex.)), and “to [i]nstitute, prosecute, compromise, adjust, intervene in, or become party to such actions or proceedings in state, federal, or foreign courts that the Receiver deems necessary and advisable to preserve the value of the Receivership Estate.” ECF No. 1130, ⁋ 5(h), Case No. 3:09-cv-00298-N (N.D. Tex.);
1     The full list of entities that the Stanford SEC Defendants owned or controlled as of February 16, 2009 is attached as Exhibit C.

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WHEREAS, Ralph S. Janvey has served as Receiver continuously since his appointment and continues to so serve;
WHEREAS, John J. Little was appointed to serve as examiner (the “Examiner”) by an order entered in the SEC Action, dated April 20, 2009 (ECF No. 322, Case No. 3:09-cv-00298-N (N.D. Tex.)), to assist the United States District Court for the Northern District of Texas in considering the interests of the worldwide investors in any financial products, accounts, vehicles, or ventures sponsored, promoted, or sold by any defendants in the SEC Action;
WHEREAS, John J. Little has served as Examiner continuously since his appointment and continues to so serve;
WHEREAS, the Committee was created pursuant to an order entered in the SEC Action dated August 10, 2010 (ECF No. 1149, Case No. 3:09-cv-00298-N (N.D. Tex.)) (the “Committee Order”), to represent “the customers of SIBL, who, as of February 16, 2009, had funds on deposit at SIBL, and/or were holding certificates of deposit (“CDs”) issued by SIBL” (the “Stanford Investors”) “in [the SEC Action] and related matters,” and was “authorized and approved” by the United States District Court for the Northern District of Texas “to generally represent the interests of Stanford investors in these proceedings and, under certain circumstances, to bring and take legal actions for the benefit of the Stanford investors, and on behalf of the Receiver and the Receivership Estate.” (ECF No. 735, ⁋ 13, Case No. 3:09-cv-02384-N-BQ (N.D. Tex.));
WHEREAS, by the Committee Order, the Examiner was named as the initial Chairperson of the Committee;
WHEREAS, the Examiner has served as Chairperson of the Committee continuously since his appointment and continues to so serve;

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WHEREAS, on August 23, 2009, Guthrie Abbott, Steven Queyrouze, Peggy Roif Rotstain, Juan Olano, Catherine Burnell, and Jamie Alexis Arroyo Bornstein (the latter four of whom were later replaced by substitute plaintiffs Sarah Elson-Rogers, Salim Estefenn Uribe, Ruth Alfille de Penhos, and Diana Suarez) filed a petition in Harris County District Court—a putative class action captioned Rotstain, et al. v. Trustmark National Bank, et al. (the “Rotstain Litigation”)—naming five banks, including Independent, as defendants. (The bank defendants named as defendants in the Rotstain Litigation are referred to collectively as the “Bank Defendants”);
WHEREAS, on November 13, 2009, the Rotstain Litigation was removed to the United States District Court for the Southern District of Texas (the “Transferor Court”) where it was assigned Civil Action No. 4:09-cv-03673 and then transferred to and consolidated with the Stanford multidistrict litigation proceeding in the United States District Court for the Northern District of Texas (the “MDL Court”) and assigned Civil Action No. 3:09-cv-02384-N;
WHEREAS, on December 5, 2011, the Committee moved to intervene in the Rotstain Litigation to “represent[] the interests of all Stanford investors,” (ECF No. 96, Case No. 3:09-cv-02384-N-BQ (N.D. Tex.)), which motion the MDL Court granted on December 6, 2012 (ECF No. 129, Case No. 3:09-cv-02384-N-BQ (N.D. Tex.));
WHEREAS, on June 23, 2015, the Rotstain Investor Plaintiffs filed Plaintiffs’ Second Amended Class Action Complaint (ECF No. 279, Case No. 3:09-cv-02384-N-BQ (N.D. Tex.)) and on June 15, 2020, the Committee filed the Second Amended Intervenor Complaint against Independent (ECF No. 735, Case No. 3:09-cv-02384-N-BQ (N.D. Tex.)) (collectively with Plaintiffs’ Second Amended Class Action Complaint, the “Complaints”);

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WHEREAS, “[c]onsistent with his authority under Orders of [the United States District Court for the Northern District of Texas], the Receiver unconditionally assigned his claims against the [Bank] Defendants to the Committee, and further granted the Committee a power of attorney to pursue claims against the [Bank] Defendants on his behalf, including, without limitation, claims for [the Bank] Defendants’ participation in and assistance to Stanford’s fraudulent scheme, and seeking the return of fraudulent transfers made directly to or otherwise facilitated by the [Bank] Defendants.” (ECF No. 735, ⁋ 15, Case No. 3:09-cv-02384-N-BQ (N.D. Tex.));
WHEREAS, on November 1, 2019, plaintiffs Paul Blaine Smith, Carolyn Bass Smith, and a group of 1,286 Stanford Investors, filed a petition in Harris County, Texas, District Court against Trustmark National Bank, Independent Bank f/k/a Bank of Houston, The Toronto-Dominion Bank, HSBC Bank PLC, SG Suisse, and Blaise Friedli, which was thereafter removed to the United States District Court for the Southern District of Texas (the “Smith Court”), where it was captioned Smith, et al. v. Independent Bank, et al., CA No. 4-20-CV-00675 (S.D. Tex.) (the “Smith Litigation”);
WHEREAS, on January 28, 2022, the MDL Court transferred the Rotstain Litigation back to the Transferor Court where it was re-captioned Abbott, et al. v. Trustmark National Bank, et al., Case No. 4:22-cv-00800 (S.D. Tex.);
WHEREAS, on November 10, 2022, the Transferor Court entered the Fifth and Final Amended Scheduling Order, which set the Rotstain Litigation for trial on February 27, 2023 (ECF No. 1326, Case No. 4:22-cv-00800 (S.D. Tex.));

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WHEREAS, Independent expressly denies any and all allegations of wrongdoing, fault, liability, or damages whatsoever and is entering into this Settlement Agreement solely to avoid the burden, very substantial expense, and risks of litigation;
WHEREAS, the Plaintiffs have conducted an investigation into the facts and the law relating to the Rotstain Litigation and after considering the results of that investigation, litigation of the claims against Independent, and the benefits of this Settlement Agreement, as well as the burden, expense, and risks of litigation, have concluded that a settlement with Independent under the terms set forth below is fair, reasonable, adequate, and in the best interests of the Plaintiffs, the Interested Parties (defined below), and all Persons (defined below) affected by the Stanford Entities or entitled to make claims against the Receivership Assets, and have agreed to enter into the Settlement and this Settlement Agreement and to use their best efforts to effectuate the Settlement and this Settlement Agreement;
WHEREAS, the Parties desire to fully, finally, and forever compromise and effect a global settlement and discharge of all claims against Independent arising from or in any way related to Robert Allen Stanford and the Stanford Entities (the “Stanford-Related Claims”);
WHEREAS, the Parties have engaged in extensive, good-faith, and arm’s-length negotiations leading to this Settlement Agreement;
WHEREAS, absent approval of this Settlement, the Rotstain Litigation and other Stanford-Related Claims against Independent will likely take many more years and cost millions of dollars to litigate to final judgment and through appeals, and the outcome of all such litigation would have been uncertain;

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WHEREAS, in Zacarias v. Stanford Int'l Bank, Ltd., 931 F.3d 382, 387 (5th Cir. 2019), the Fifth Circuit confirmed approval of a settlement that was conditioned on the entry of bar orders enjoining Stanford-related suits filed against the defendants in that litigation;
WHEREAS, the Examiner, both in his capacity as Chairperson of the Committee and in his capacity as the Court-appointed Examiner, participated in the negotiation of the Settlement;
WHEREAS, the Committee has approved this Settlement Agreement and the terms of the Settlement, as evidenced by the signature hereon of the Examiner in his capacity as Chairperson of the Committee;
WHEREAS, the Examiner, in his capacity as Examiner, has reviewed this Settlement Agreement and the terms of the Settlement and, as evidenced by his signature hereon, has approved this Settlement Agreement and the terms of the Settlement and will recommend that this Settlement Agreement and the terms of the Settlement be approved by the MDL Court and implemented;2
WHEREAS, the Receiver has reviewed and approved this Settlement Agreement and the terms of the Settlement, as evidenced by his signature hereon; and
WHEREAS, the Rotstain Investor Plaintiffs have reviewed and approved this Settlement Agreement and the terms of the Settlement, as evidenced by their counsel’s signature on their behalf hereon.
NOW, THEREFORE, in consideration of the agreements, covenants, and releases set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
2 The Examiner has also executed this Settlement Agreement to confirm his obligation to post Notice (defined below) on his website, as required herein, but is not otherwise individually a party to the Settlement or the Litigation.

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I.Agreement Date
1.This Settlement Agreement shall take effect once all Parties have signed the Settlement Agreement as of the date of the last signature to the Settlement Agreement (the “Agreement Date”).
II.Terms Used in this Settlement Agreement
The following terms, as used in this Settlement Agreement and the Bar Order (defined below), have the following meanings:
2.“Attorneys’ Fees” means those fees awarded by the MDL Court to Plaintiffs’ counsel from the Settlement Amount pursuant to the terms of the applicable engagement agreements.
3.“Bar Order” means an order entered in the SEC Action including findings under Federal Rule of Civil Procedure 54(b) and in substantially the form attached hereto as Exhibit B.
4.“Claim” means a Person’s potential or asserted right to receive funds from the Receivership Estate or the funds and assets subject to the authority of the Joint Liquidators (defined below).
5.“Claimant” means any Person who has submitted a Claim to the Receiver or to the Joint Liquidators. Where a Claim has been transferred to a third party and such transfer has been acknowledged by the Receiver or the Joint Liquidators, the transferee is a Claimant, and the transferor is not a Claimant unless the transferor has retained a Claim that has not been transferred. Where the Receiver or the Joint Liquidators have disallowed a Claim and the disallowance has become Final, then the submission of the disallowed Claim does not make the Person who submitted it a Claimant.
6.“Confidential Information” means the communications and discussions in connection with the negotiations and mediations that led to the Settlement and this Settlement

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Agreement. Confidential Information also includes the existence and terms of the Settlement and this Settlement Agreement, but only until the filing of this Settlement Agreement and related documents with the MDL Court.
7.“Distribution Plan” means the plan hereafter approved by the MDL Court for the distribution of the Settlement Amount (net of any attorneys’ fees or costs that are awarded by the MDL Court) to Stanford Investors who have had their Claims allowed by the Receiver.
8.“Final” means unmodified after the conclusion of, or expiration of any right of any Person to pursue, any and all possible forms and levels of appeal, reconsideration, or review, judicial or otherwise, including by a court or Forum of last resort, wherever located, whether automatic or discretionary, whether by appeal or otherwise. The Bar Order shall include findings under Federal Rule of Civil Procedure 54(b) and will become Final as set forth in this paragraph as though such order was entered as a judgment at the end of a case, and the continuing pendency of the SEC Action, the Rotstain Litigation, or any other litigation or other dispute shall not be construed as preventing such Bar Order from becoming Final.
9.“Forum” means any court, adjudicative body, tribunal, or jurisdiction, whether its nature is federal, foreign, state, administrative, regulatory, arbitral, local, or otherwise.
10.“Hearing” means a formal proceeding in open court before the MDL Court.
11.“Interested Parties” means the Receiver; the Receivership Estate; the Committee; the members of the Committee; the Rotstain Investor Plaintiffs; the Stanford Investors; the Claimants; the Examiner; the Joint Liquidators; or any Person or Persons alleged by the Receiver, the Committee, or other Person or entity on behalf of the Receivership Estate to be liable to the Receivership Estate, whether or not a formal proceeding has been initiated.

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12.“Joint Liquidators” means Hugh Dickson and Mark McDonald, in their capacities as the joint liquidators appointed by the Eastern Caribbean Supreme Court in Antigua and Barbuda to take control of and manage the affairs and assets of SIBL or any of their successors or predecessors.
13.“Notice” means a communication, in substantially the form attached hereto as Exhibit A, describing (a) the material terms of the Settlement; (b) the material terms of this Settlement Agreement; (c) the rights and obligations of the Interested Parties with regard to the Settlement and this Settlement Agreement; (d) the deadline for the filing of objections to the Settlement, the Settlement Agreement, and the Bar Order; and (e) the date, time, and location of the Hearing to consider final approval of the Settlement, this Settlement Agreement, and the Bar Order.
14.“Person” means any individual, entity, governmental authority, agency or quasi-governmental person or entity, worldwide, of any type, including, without limitation, any individual, partnership, corporation, limited liability company, estate, trust, committee, fiduciary, association, proprietorship, organization, or business, regardless of location, residence, or nationality.
15.“Plaintiffs Released Parties” means the Plaintiffs and each of their counsel. Plaintiffs Released Parties also includes each of the foregoing persons’ respective past, present, and future directors, officers, legal and equitable owners, shareholders, members, managers, principals, employees, associates, representatives, distributees, agents, attorneys, trustees, general and limited partners, lenders, insurers and reinsurers, direct and indirect parents, subsidiaries, affiliates, related entities, divisions, partnerships, corporations, executors,

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administrators, heirs, beneficiaries, assigns, predecessors, predecessors in interest, successors, and successors in interest.
16.“Releasor” means any Person granting a release of any Settled Claim.
17.“Settled Claim” means any action, cause of action, suit, liability, claim, right of action, right of levy or attachment, or demand whatsoever, whether or not currently asserted, known, suspected, existing, or discoverable, and whether based on federal law, state law, foreign law, common law, or otherwise, and whether based on contract, tort, statute, law, equity or otherwise, that a Releasor ever had, now has, or hereafter can, shall, or may have, directly, representatively, derivatively, or in any other capacity, for, upon, arising from, relating to, or by reason of any matter, cause, or thing whatsoever, that, in full or in part, concerns, relates to, arises out of, or is in any manner connected with (i) the Stanford Entities; (ii) any CD, depository account, or investment of any type associated with any of the Stanford Entities; (iii) Independent’s relationships with any of the Stanford Entities and/or any of their personnel; (iv) Independent’s provision of services to or for the benefit of or on behalf of any of the Stanford Entities; or (v) any matter that was asserted in, could have been asserted in, or relates to the subject matter of the SEC Action, the Rotstain Litigation, the Smith Litigation, or any proceeding concerning the Stanford Entities pending or commenced in any Forum. “Settled Claims” specifically includes, without limitation, all claims each Releasor does not know or suspect to exist in his, her, or its favor at the time of release, which, if known by that Person, might have affected their decisions with respect to this Settlement Agreement and the Settlement (“Unknown Claims”). Each Releasor expressly waives, releases, and relinquishes any and all provisions, rights, and benefits conferred by any law or principle, in the United States or elsewhere, that

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governs or limits the release of unknown or unsuspected claims, including, without limitation, California Civil Code § 1542, which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.
Each Releasor acknowledges that he, she, or it may hereafter discover facts different from, or in addition to, those which such Releasor now knows or believes to be true with respect to the Settled Claims, but nonetheless agrees that this Settlement Agreement, including the releases granted herein, will remain binding and effective in all respects notwithstanding such discovery. Unknown Claims include contingent and non-contingent claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of different or additional facts. These provisions concerning unknown and unsuspected claims and the inclusion of Unknown Claims in the definition of Settled Claims were separately bargained for and are an essential element of this Settlement Agreement and the Settlement.
18.“Settlement” means the agreed resolution of the Settled Claims in the manner set forth in this Settlement Agreement.
19.“Settlement Amount” means One Hundred Million Dollars ($100,000,000.00) in United States currency.
20.“Settlement Effective Date” means the date on which the last of all of the following has occurred: (i) the Bar Order becomes Final; (ii) the Transferor Court dismisses with prejudice the claims against Independent in the Rotstain Litigation; and (iii) the Smith Court dismisses with prejudice the claims against Independent in the Smith Litigation.

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21.“Stanford Entities” means Robert Allen Stanford; James M. Davis; Laura Pendergest-Holt; Gilbert Lopez; Mark Kuhrt; SIB; Stanford Group Company; Stanford Capital Management, LLC; Stanford Financial Group; the Stanford Financial Bldg Inc.; the entities listed in Exhibit C to this Agreement; and any entity of any type that was owned, controlled by, or affiliated with Robert Allen Stanford, James M. Davis, Laura Pendergest-Holt, Gilbert Lopez, Mark Kuhrt, SIB, Stanford Group Company, Stanford Capital Management, LLC, Stanford Financial Group, or the Stanford Financial Bldg Inc., on or before February 16, 2009.
22.“Independent Released Parties” means Independent and its counsel. Independent Released Parties also includes each of the foregoing persons’ respective past, present, and future directors, officers, legal and equitable owners, shareholders, members, managers, principals, employees, associates, representatives, distributees, agents, attorneys, trustees, general and limited partners, lenders, insurers and reinsurers, direct and indirect parents, subsidiaries, affiliates, related entities, divisions, partnerships, corporations, executors, administrators, heirs, beneficiaries, assigns, predecessors, predecessors in interest, successors, and successors in interest. Notwithstanding the foregoing, “Independent Released Parties” shall not include (a) any Person, other than Independent, who is, as of the Agreement Date, a party to the Rotstain Litigation; (b) any Person, other than Independent, who is a party to and has been served, or who has waived service and appeared, in one or more of the actions or proceedings listed in Exhibit F and (i) against whom, on the Agreement Date, the Receiver or the Committee is asserting claims or causes of action in any such action or proceeding, or (ii) with whom, as of the Agreement Date, the Receiver or the Committee has entered into a settlement agreement relating to any such action or proceeding and such Person’s obligations to the Receiver or the Committee remain outstanding in whole or in part; (c) any Person, other than Independent, against whom the

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Receiver or Committee holds a judgment or other court award that remains unsatisfied in whole or in part as of the Agreement Date; or (d) any Person who is, as of the Agreement Date, a party to one or more of the proceedings identified in Exhibit G.
23.“Taxes” means any and all taxes, whether federal, state, local, or other taxes related to the Settlement or the Settlement Amount, and costs incurred in connection with such taxation including, without limitation, the fees and expenses of tax attorneys and accountants.
III.Delivery of Settlement Amount
24.Stay of Rotstain Litigation as to Independent: Within three (3) business days of the Agreement Date, the Rotstain Investor Plaintiffs, the Committee, and Independent shall file a joint motion in the Rotstain Litigation to stay the Rotstain Litigation as to Independent, including a request to vacate all pretrial deadlines and the trial setting as to Independent, pending a final determination concerning approval of the Settlement and the Bar Order.
25.Dismissal of Rotstain Litigation: Within five business (5) days after the Bar Order becomes Final, the Committee and the Rotstain Investor Plaintiffs shall file with the Transferor Court an agreed motion to fully and finally dismiss with prejudice without costs or attorneys’ fees all claims against Independent in the Rotstain Litigation. It being agreed that there would be no just reason for delay, if claims by the Committee and the Rotstain Investor Plaintiffs against parties other than Independent remain pending in the Rotstain Litigation at the time the agreed motion is to be filed, the judgment that is requested by the agreed motion and required under this paragraph will be a final judgment under Federal Rule of Civil Procedure 54(b).
26.Dismissal of Smith Litigation: Within five business (5) days after the Bar Order becomes Final, the Receiver and the Committee shall file in the Smith Litigation a motion to enforce the Bar Order and to dismiss with prejudice without costs or attorneys’ fees all claims

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against Independent in the Smith Litigation. It being agreed that there would be no just reason for delay, if claims by the Smith Investor Plaintiffs against parties other than Independent remain pending in the Smith Litigation at the time the agreed motion is to be filed, the judgment that is requested by the motion and required by this paragraph will be a final judgment under Federal Rule of Civil Procedure 54(b).
27.Delivery of Settlement Amount: Within five (5) business days after the Settlement Effective Date, the Receiver shall provide to Independent’s counsel wiring instructions for payment of the Settlement Amount to the Receiver. Thereafter, if and to the extent Independent needs additional information to allow Independent to execute the wire transfer of the Settlement Amount to the Receiver, then the Receiver agrees to make reasonable efforts to provide such information. Within thirty (30) days after the later of the Settlement Effective Date or receipt of the wiring instructions for payment of the Settlement Amount to the Receiver, Independent shall deliver or cause to be delivered the Settlement Amount to the Receiver.
IV.Use and Management of Settlement Amount
28.Management and Distribution of Settlement Amount: If and when the Settlement Amount is delivered to the Receiver pursuant to the terms of this Settlement Agreement, the Receiver shall receive and take custody of the Settlement Amount and shall maintain, manage, and distribute the Settlement Amount in accordance with the Distribution Plan and under the supervision and direction and with the approval of the MDL Court. The Receiver shall be responsible for all Taxes, fees, and expenses that may be due with respect to the Settlement Amount or the management, use, administration, or distribution of the Settlement Amount.
29.No Liability: Independent and the Independent Released Parties shall have no liability, obligation, or responsibility whatsoever with respect to the investment, management,

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use, administration, or distribution of the Settlement Amount or any portion thereof, including, but not limited to, the costs and expenses of such investment, management, use, administration, or distribution of the Settlement Amount, and any Taxes, fees, and expenses arising therefrom or relating thereto. Nothing in this paragraph shall alter Independent’s obligations to deliver the Settlement Amount to the Receiver pursuant to the terms of this Settlement Agreement.
V.Motion for Scheduling Order and Bar Order, and Form and Procedure for Notice
30.Motion: On a date mutually acceptable to the Parties that is not more than twenty (20) days from the Agreement Date, unless otherwise agreed by the Parties in writing, via e-mail or otherwise, the Plaintiffs shall submit to the MDL Court a motion requesting entry of a scheduling order substantially in the form attached as Exhibit D (a) preliminarily approving the Settlement; (b) approving the content and plan for publication and dissemination of Notice; (c) setting the date by which any objection to the Settlement or this Settlement Agreement must be filed; and (d) scheduling a Hearing to consider final approval of the Settlement and entry of the Bar Order required by Paragraph 20 of this Settlement Agreement. With respect to the content and plan for publication and dissemination of Notice, the Plaintiffs will propose that Notice be sent via electronic mail, first-class mail or international delivery service to all Interested Parties; sent via electronic service to all counsel of record for any Person who is, at the time of Notice, a party in any case included in the MDL (In re Stanford Entities Sec. Litig., Case No. 3:09-md-02099-N-BQ (N.D. Tex. Oct. 6, 2009)), the SEC Action, the Rotstain Litigation, or the Smith Litigation, each of whom is deemed to have consented to electronic service through the CM/ECF System; sent via electronic mail, first-class mail or international delivery service, to any other counsel of record for any other Person who is, at the time of service, a party in any case included in the MDL (In re Stanford Entities Sec. Litig., Case No. 3:09-md-02099-N-BQ

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(N.D. Tex. Oct. 6, 2009)), the SEC Action, the Rotstain Litigation, or the Smith Litigation; and posted on the websites of the Receiver and the Examiner along with complete copies of this Settlement Agreement and all filings with the MDL Court relating to the Settlement, this Settlement Agreement, and approval of the Settlement. The Plaintiffs will further propose that Notice in substantially the form attached hereto as Exhibit E be published once in the national edition of The Wall Street Journal and once in the international edition of The New York Times. In advance of filing the motion papers to accomplish the foregoing, the Plaintiffs shall provide Independent with a reasonable opportunity to review and comment on such motion papers.
31.Notice Preparation and Dissemination: The Receiver shall be solely responsible for the preparation and dissemination of the Notice pursuant to this Settlement Agreement and as directed by the MDL Court. In the absence of intentional refusal by the Receiver to prepare and disseminate Notice pursuant to this Settlement Agreement or a court order, no Interested Party or any other Person shall have any recourse against the Receiver with respect to any claims that may arise from or relate to the Notice process. In the case of intentional refusal by the Receiver to prepare and disseminate Notice pursuant to this Settlement Agreement or a court order, Independent shall not have any claim against the Receiver other than the ability to seek specific performance. The Parties do not intend to give any other Person any right or recourse against the Receiver in connection with the Notice process.
32.No Recourse Against Independent: No Interested Party or any other Person shall have any recourse against Independent or the Independent Released Parties with respect to any claims that may arise from or relate to the Notice process.
33.Motion Contents: In the motion papers referenced in Paragraph 29 above, the Plaintiffs shall request that the MDL Court, inter alia:

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a.approve the Settlement and its terms as set out in this Settlement Agreement;
b.enter an order finding that this Settlement Agreement and the releases set forth herein are final and binding on the Parties; and
c.enter in the SEC Action the Bar Order.
34.Parties to Advocate: The Parties shall take all reasonable steps to advocate for and encourage the MDL Court to approve the terms of this Settlement Agreement and to advocate for and encourage the MDL Court to apply the releases and Bar Order to as broad a population as possible.
35.No Challenge: No Party shall challenge the approval of the Settlement, and no Party will encourage or assist any Interested Party in challenging the Settlement.
VI.Rescission if the Settlement is Not Finally Approved, or the Bar Order or Judgments of Dismissal in the Rotstain or Smith Litigation are Not Entered
36.Right to Withdraw: The Parties represent and acknowledge each of the following terms was necessary to the Parties’ agreement to this Settlement, are each an essential term of the Settlement and this Settlement Agreement, and that the Settlement would not have been reached in the absence of these terms: (a) MDL Court approval of the Settlement and the terms of this Settlement Agreement without material modification or limitation; (b) entry by the MDL Court of the Bar Order in the SEC Action in substantially the form attached hereto as Exhibit B; (c) all such approvals and orders becoming Final, pursuant to Paragraphs 8, 20, 25, and 26 of this Settlement Agreement; and (d) the subsequent Final dismissal with prejudice of all claims against Independent in the Rotstain Litigation and the Smith Litigation. If the MDL Court refuses to provide the approvals described in (a); if the MDL Court refuses to enter the Bar Order described in (b) without material modification; if the final result of any appeal from the

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approvals and order described in (a) or (b) is that any of the approvals or order are not affirmed in their entirety and without material modification or limitation; or if the claims against Independent in the Rotstain Litigation or the Smith Litigation are not fully and finally dismissed with prejudice, then any of the Receiver, the Committee and Independent has the right to withdraw its agreement to the Settlement and to this Settlement Agreement by providing to all other Parties written notice of such withdrawal within fourteen (14) days of the order or judicial determination giving rise to the right to withdraw. The effective date of the withdrawal will be twenty-one (21) days after the notice of same, during which time the Parties agree to work together in good faith to attempt to negotiate an alternative settlement.
37.In the event that any Party withdraws its agreement to the Settlement or this Settlement Agreement pursuant to Paragraph 36, this Settlement Agreement will be null and void and of no further effect whatsoever, shall not be admissible in any ongoing or future proceedings for any purpose whatsoever (except for the provisions of Paragraph 38 and this paragraph, which shall survive), and shall not be the subject or basis for any claims or defenses by any Party against any other Party other than to enforce the surviving terms of this Settlement Agreement. If any Party withdraws from this Settlement Agreement pursuant to the terms of Paragraph 36, then each Party shall be returned to such Party’s respective position immediately prior to such Party’s execution of the Settlement Agreement except as set forth in the surviving terms of this Settlement Agreement listed in Paragraph 38.
38.The Parties do not have the right to withdraw from, or otherwise terminate, the Settlement Agreement for any reason other than the reasons identified in Paragraph 36. The following paragraphs of this Settlement Agreement shall survive termination due to withdrawal of the Settlement Agreement: 36, 37, 38, 49 and 50.

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VII.Distribution Plan
39.Duties: The Receiver, with the approval and guidance of the MDL Court, shall be solely responsible for preparing, filing a motion seeking approval of, and implementing the Distribution Plan including, without limitation, receiving, managing, and disbursing the Settlement Amount. The Receiver owes no duties to Independent or the Independent Released Parties in connection with the distribution of the Settlement Amount or the Distribution Plan, and if the Receiver complies with this Settlement Agreement and all orders issued by the MDL Court relating to the Distribution Plan neither Independent nor the Independent Released Parties may assert any claim or cause of action against the Receiver in connection with the distribution of the Settlement Amount or the Distribution Plan. In no event will the Receiver or the Receivership Estate be liable for damages or the payment or re-payment of funds of any kind as a result of any deficiency associated with the distribution of the Settlement Amount or the Distribution Plan.
40.Distribution by Check: The Receiver will make all payments to Claimants pursuant to the Distribution Plan by check where reasonably possible to do so. The Receiver must include the following statement, without alteration (except that additional releasees may be included if the Receiver includes in the distribution check funds from settlements with such other releasees), on the reverse of all checks sent to Claimants pursuant to the Distribution Plan, above where the endorser will sign:
BY ENDORSING THIS CHECK, I RELEASE ALL CLAIMS, KNOWN OR NOT, AGAINST INDEPENDENT BANK, FORMERLY KNOWN AS BANK OF HOUSTON, ITS AGENTS, HEIRS, ASSIGNS, AND EMPLOYEES (WHETHER CURRENT OR PAST), AND THE INDEPENDENT RELEASED PARTIES ARISING FROM OR RELATING TO STANFORD INTERNATIONAL BANK, LTD. OR ANY OF ITS RELATED ENTITIES AND ACCEPT THIS PAYMENT IN FULL SATISFACTION THEREOF.

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The Receiver will use commercially reasonable efforts to cause distributions paid electronically to be conditioned on agreement to the same language.
41.No Responsibility: Independent and the Independent Released Parties shall have no responsibility, obligation, or liability whatsoever with respect to the terms, interpretation, or implementation of the Distribution Plan; the administration of the Settlement; the management, investment, or distribution of the Settlement Amount or any other funds paid or received in connection with the Settlement; the payment or withholding of Taxes that may be due or owing by the Receiver or any recipient of funds from the Settlement Amount; the determination, administration, calculation, review, or challenge of claims to the Settlement Amount, any portion of the Settlement Amount, or any other funds paid or received in connection with the Settlement or this Settlement Agreement; or any losses, attorneys’ fees, expenses, vendor payments, expert payments, or other costs incurred in connection with any of the foregoing matters. As of the Settlement Effective Date, the Plaintiffs, the Plaintiffs Released Parties, the Interested Parties, and all other individuals, persons, or entities Plaintiffs represent or on whose behalf Plaintiffs have been empowered to act by any court fully, finally, and forever release, relinquish, and discharge Independent and the Independent Released Parties from any and all such responsibility, obligation, and liability.
VIII.Releases and Covenant Not to Sue
42.Release of the Independent Released Parties: As of the Settlement Effective Date, each of the Plaintiffs, including, without limitation, the Receiver on behalf of the Receivership Estate (including the Stanford Entities), fully, finally, and forever release, relinquish, and discharge, with prejudice, all Settled Claims against Independent and the Independent Released Parties.

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43.Release of Plaintiffs Released Parties: As of the Settlement Effective Date, Independent fully, finally, and forever releases, relinquishes, and discharges, with prejudice, all Settled Claims against the Plaintiffs Released Parties.
44.No Release of Obligations Under Settlement Agreement: Notwithstanding anything to the contrary in this Settlement Agreement, the releases and covenants contained in this Settlement Agreement do not release the Parties’ rights and obligations under this Settlement Agreement or the Settlement, nor do they bar the Parties from enforcing or effectuating this Settlement Agreement or the Settlement.
45.Covenant Not to Sue: Effective as of the Agreement Date, the Plaintiffs, including, without limitation, the Receiver on behalf of the Receivership Estate (including the Stanford Entities), covenant not to, directly or indirectly, or through a third party, institute, reinstitute, initiate, commence, maintain, continue, file, encourage, solicit, support, participate in, collaborate in, or otherwise prosecute against any of the Independent Released Parties any action, lawsuit, cause of action, claim, investigation, demand, complaint, or proceeding, whether individually, derivatively, on behalf of a class, as a member of a class, or in any other capacity whatsoever, concerning or relating to the Settled Claims, whether in a court or any other Forum. Effective as of the Agreement Date, Independent covenants not to, directly or indirectly, or through a third party, institute, reinstitute, initiate, commence, maintain, continue, file, encourage, solicit, support, participate in, collaborate in, or otherwise prosecute against any of the Plaintiffs Released Parties any action, lawsuit, cause of action, claim, investigation, demand, complaint, or proceeding, whether individually, derivatively, on behalf of a class, as a member of a class, or in any other capacity whatsoever, concerning or relating to the Settled Claims,

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whether in a court or any other Forum. Notwithstanding the foregoing, however, the Parties retain the right to sue for alleged breaches of this Settlement Agreement.
IX.Representations and Warranties
46.No Assignment, Encumbrance, or Transfer: The Plaintiffs, other than the Receiver, represent and warrant that they are the owners of the Settled Claims that they are releasing under this Settlement Agreement and that they have not, in whole or in part, assigned, encumbered, sold, pledged as security, or in any manner transferred or compromised any of the Settled Claims that they are releasing under this Settlement Agreement. The Receiver represents and warrants that he is the owner of the Settled Claims that he is releasing under this Settlement Agreement and that, other than the assignment of the Settled Claims against Independent that the Receiver transferred to the Committee, he has not, in whole or in part, assigned, encumbered, sold, pledged as security, or in any manner transferred or compromised any of the Settled Claims that he is releasing under this Settlement Agreement. Independent represents that it is the owner of the Settled Claims that it is releasing under this Settlement Agreement and that it has not, in whole or in part, assigned, encumbered, sold, pledged as security, or in any manner transferred or compromised any of the Settled Claims that it is releasing under this Settlement Agreement.
47.No Additional Claims. The Parties represent and warrant to each other that, other than the Rotstain Litigation and the Smith Litigation, and any claims by any Stanford Investors filed with the Joint Liquidators or the Receiver, they are not presently aware of (a) any undismissed or otherwise extant claim or action against Independent or any of the Independent Released Parties concerning (i) the Settled Claims or (ii) the wrongdoing of the Stanford Entities that was the subject of the Complaints, or (b) any person or entity intending to file such an

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action. The Parties further represent and warrant to each other that they are not aware of a current decision of the Fifth Circuit or Supreme Court invalidating the Bar Order.
48.Authority: Each person executing this Settlement Agreement or any related documents represents and warrants that he or she has the full authority to execute the documents on behalf of the Person each represents and that each has the authority to take appropriate action required or permitted to be taken pursuant to this Settlement Agreement to effectuate its terms. The Committee represents and warrants that the Committee has approved this Settlement Agreement in accordance with the by-laws of the Committee.
X.No Admission of Fault or Wrongdoing
49.The Settlement, this Settlement Agreement, and the negotiation and mediation thereof shall in no way constitute, be construed as, or be evidence of an admission or concession of any violation of any statute or law; of any fault, liability, or wrongdoing; or of any infirmity in the claims or defenses of the Parties with regard to any of the Complaints, claims, allegations, or defenses asserted or that could have been asserted in the Rotstain Litigation, the SEC Action, the Smith Litigation, or any other proceeding relating to any Settled Claim, or any other proceeding in any Forum. The Settlement and this Settlement Agreement are a resolution of disputed claims in order to avoid the risk and very substantial expense of protracted litigation. The Settlement, this Settlement Agreement, and evidence thereof shall not be used, directly or indirectly, in any way, in the Rotstain Litigation, the SEC Action, the Smith Litigation, or in any other proceeding, other than to enforce the terms and/or intent of the Settlement and this Settlement Agreement or to defend against or facilitate a dismissal of any other proceeding against Independent.
XI.Confidentiality
50.Confidentiality: Except as necessary to obtain MDL Court approval of this Settlement Agreement, to provide the Notices as required by this Settlement Agreement, to

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enforce the terms of the Settlement and this Settlement Agreement, the Parties and their counsel will keep confidential and shall not publish, communicate, or otherwise disclose, directly or indirectly, in any manner whatsoever, Confidential Information to any Person except that (i) a Party may disclose Confidential Information to a person or entity to whom disclosure is required pursuant to law or regulation, but only after providing prompt notice to the other Parties; (ii) Independent shall be permitted to disclose to its own officers, shareholders, employees, affiliates, current and potential insurers, insurance brokers, regulators, lawyers, auditors, or accountants, on a confidential or attorney-client basis, the Settlement, the Settlement Agreement, its terms, the amount of the Settlement, and information about the Settlement negotiations; and (iii) a Party may disclose Confidential Information to a person or entity if the Party has obtained prior written consent from all other Parties. Notwithstanding anything else in this Settlement Agreement or otherwise, such consent may be transmitted by e-mail. Notwithstanding any provision to the contrary in the foregoing, the Parties agree that the Independent and the Independent Released Parties may make public disclosures regarding the Settlement and the Settlement Agreement as required by applicable securities and other laws and regulations, as well as conduct ancillary stakeholder communications, and they need not meet and confer with or provide notice to Plaintiffs before making such disclosure(s).
XII.Non-Disparagement
51.In connection with the Settlement and this Settlement Agreement, the Plaintiffs and their counsel shall not make, disseminate, or publish any statement outside of court, including a statement in the press, that would denigrate or embarrass the Independent Released Parties, or that is otherwise negative or derogatory towards the Independent Released Parties. Nothing in this paragraph shall prevent the Receiver or his counsel from reporting the Receiver’s

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activities to the MDL Court, the Examiner, or the SEC; from responding as necessary to inquiries from the MDL Court or other governmental authorities; or from carrying out any of the Receiver’s duties under any order addressing the scope of the Receiver’s duties, including but not limited to the Second Amended Receivership Order (SEC Action, ECF No. 1130) or other order addressing the scope of the Receiver’s duties.
52.In connection with the Settlement and this Settlement Agreement, the named Executive Officers of Independent3 shall not make, disseminate, or publish any statement outside of court, including a statement in the press, which would denigrate or embarrass the Plaintiffs. Nothing in this paragraph shall prevent Independent from reporting its activities to the Transferor Court or the MDL Court; from responding as necessary to inquiries from the Transferor Court or the MDL Court or other governmental authorities; from taking any step it believes, in its sole and absolute discretion, is necessary to enforce the Settlement or this Settlement Agreement; from responding to any request by the Plaintiffs or any other person for discovery from Independent in any other litigation related to the Stanford Entities or any subpoena or request for production; or from discussing the Settled Claims, the Settlement, and this Settlement Agreement with its own officers, shareholders, employees, affiliates, current and potential insurers, insurance brokers, regulators, lawyers, auditors or accountants. Notwithstanding the foregoing, however, Independent does not have a duty to cooperate in responding to discovery requests and/or trial subpoenas (except as required by law) in the Rotstain Litigation, the SEC Action, the Smith Litigation, or in any other action relating to the Stanford Ponzi scheme. Any violation of the terms of this paragraph shall not be a basis to withdraw from the Settlement Agreement. The relief available for any violation of the terms of this paragraph shall be limited to money damages.
3 See https://www.independent-bank.com/our-company/leadership.html

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XIII.Miscellaneous
53.Final and Complete Resolution: The Parties intend this Settlement Agreement and the Settlement to be and constitute, to the greatest extent possible, a final, complete, and worldwide resolution of all matters and disputes between (1) the Plaintiffs Released Parties, and the Interested Parties, on the one hand, and (2) the Independent Released Parties on the other hand, and this Settlement Agreement, including its exhibits, shall be interpreted to effectuate this purpose.
54.Binding Agreement: As of the Agreement Date, this Settlement Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, executors, administrators, successors, and assigns. No Party may assign any of its rights or obligations under this Settlement Agreement without the express written consent of the other Parties.
55.Incorporation of Recitals: The Recitals (i.e., “whereas” clauses) contained in this Settlement Agreement are essential terms of this Settlement Agreement and are incorporated herein for all purposes.
56.Disclaimer of Reliance: In executing this Settlement Agreement, the Parties unequivocally represent, acknowledge, and state that they were represented by counsel in the negotiation and formation of this Settlement Agreement, which negotiation was conducted by the Parties at arm’s length, and the Parties are relying solely upon each Party’s own independent knowledge, understanding, and investigation of the matters pertinent hereto and have not seen, heard, or relied upon any promises, statements, representations, covenants, or warranties, whether written or oral, express or implied, made by one another or by any representative or other Person or entity and that no such Party had any duty to make any disclosures, except to the extent that a matter is expressly stated in this Settlement Agreement. The Parties hereby waive,

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release, and disclaim any right or ability to seek to revoke, rescind, vacate, or otherwise avoid the operation and effect of this Settlement Agreement on the basis of any alleged fraudulent inducement, misrepresentation, or material omission by any of the undersigned or their representatives, or on the basis of mutual or unilateral mistake of fact or law, or newly discovered information, and acknowledge that they are completely satisfied with this settlement, as reflected in this Settlement Agreement.
57.Third-Party Beneficiaries: This Settlement Agreement is not intended to and does not create rights enforceable by any Person other than the Parties (or their respective heirs, executors, administrators, successors, and assigns, as provided in Paragraph 54 of this Settlement Agreement), except that the Independent Released Parties and the Plaintiffs Released Parties are third-party beneficiaries of and may enforce the release or covenant not to sue in Section VIII of this Settlement Agreement as it relates to said Person.
58.Negotiation, Drafting, and Construction: The Parties agree and acknowledge that they each have reviewed and cooperated in the preparation of this Settlement Agreement, that no Party should or shall be deemed the drafter of this Settlement Agreement or any provision hereof, and that any rule, presumption, or burden of proof that would construe this Settlement Agreement, any ambiguity, or any other matter, against the drafter shall not apply and is waived. The Parties are entering into this Settlement Agreement freely, after good-faith, arm’s-length negotiation, with the advice of counsel, and in the absence of coercion, duress, and undue influence. The titles and headings in this Settlement Agreement are for convenience only, are not part of this Settlement Agreement, and shall not bear on the meaning of this Settlement Agreement. The words “include,” “includes,” or “including” shall be deemed to be followed by the words “without limitation.” The words “and” and “or” shall be interpreted broadly to have

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the most inclusive meaning, regardless of any conjunctive or disjunctive tense. Words in the masculine, feminine, or neuter gender shall include any gender. The singular shall include the plural and vice versa. “Any” shall be understood to include and encompass “all,” and “all” shall be understood to include and encompass “any.”
59.Cooperation: The Parties agree to execute any additional documents reasonably necessary to finalize and carry out the terms of this Settlement Agreement. In the event a third party or any Person other than a Party at any time challenges any term of this Settlement Agreement or the Settlement, including the Bar Order, the Parties agree to cooperate with each other, including using reasonable efforts to make documents or personnel available as needed to defend any such challenge. Further, the Parties shall reasonably cooperate to defend and enforce the Bar Order required under Paragraph 20 of this Settlement Agreement.
60.Notice: Any notices, documents, or correspondence of any nature required to be sent pursuant to this Settlement Agreement shall be transmitted by both e-mail and overnight delivery to the following recipients, and will be deemed transmitted upon receipt by the overnight delivery service.
To Independent:
Independent Bank
Ankita Puri
EVP, Chief Legal Officer
7777 Henneman Way
McKinney, TX 75070
E-mail: Ankita.Puri@iFinancial.com
Telephone: (214) 307-7610

And

Charles L. Babcock
Jackson Walker, LLP
1401 McKinney Street, Ste. 1900
Houston, Texas 77010
E-mail: cbabcock@jw.com

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713-752-4210

To the Committee and Rotstain Investor Plaintiffs:

Edward C. Snyder
One Riverwalk Place
700 N. St. Mary’s, Suite 405
San Antonio, TX 78205
Telephone: (210) 630-4200
Fax: (210) 630-4210
E-mail: esnyder@casnlaw.com

and
James R. Swanson
Fishman Haygood, LLP
201 St. Charles Avenue, 46th Floor
New Orleans, LA 70170-4600
Telephone: (504) 586-5252
Fax: (504) 586-5250
E-mail: jswanson@fishmanhaygood.com

and

John J. Little
John J. Little Law, PLLC
8150 N. Central Expressway, 10th Floor
Dallas, TX 75206
Telephone: (214) 989-4180
Cell: (214) 573.2307
Fax: (214) 367-6001
E-mail: john@johnjlittlelaw.com
and

Kevin Sadler
Baker Botts LLP
1001 Page Mill Road
Building One, Suite 200
Palo Alto, CA 94304-1007
Telephone: 650.739.7518
Fax: 650.739.7618
E-mail: kevin.sadler@bakerbotts.com
To Receiver:

Ralph S. Janvey
Krage & Janvey, L.L.P.
2100 Ross Ave
Suite 2600
Dallas, TX 75201
Telephone: 214.397.1912
Fax: 214.220.0230

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E-mail: rjanvey@kjllp.com

Each Party shall provide notice of any change to the service information set forth above to all other Parties by the means set forth in this paragraph.
61.Choice of Law: This Settlement Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without regard to the choice-of-law principles of Texas or any other jurisdiction.
62.Mandatory, Exclusive Forum Selection Clause: Any dispute, controversy, or claim arising out of or related to the Settlement or this Settlement Agreement, including breach, interpretation, effect, or validity of this Settlement Agreement, whether arising in contract, tort, or otherwise, shall be brought exclusively in the United States District Court for the Northern District of Texas. Solely with respect to any such action, the Parties irrevocably stipulate and consent to personal and subject matter jurisdiction and venue in such court, and waive any argument that such court is inconvenient, improper, or otherwise an inappropriate forum.
63.Costs to Enforce Settlement Agreement: Each Party shall bear its own costs and fees for any action to enforce the Settlement or this Settlement Agreement.
64.United States Currency: All dollar amounts in this Settlement Agreement are expressed in United States dollars.
65.Timing: If any deadline imposed by this Settlement Agreement falls on a non-business day, then the deadline is extended until the next business day.
66.Waiver: The waiver by a Party of any right or breach of this Settlement Agreement by another Party shall not be deemed a waiver of any other right or prior or subsequent breach of this Settlement Agreement. Any waiver by a Party of any right or breach of this Settlement Agreement by another Party must be in writing and signed by all Parties.

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67.Exhibits: The exhibits annexed to this Settlement Agreement are incorporated by reference as though fully set forth in this Settlement Agreement.
68.Integration and Modification: This Settlement Agreement sets forth the entire understanding and agreement of the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations, and communications, whether oral or written, with respect to such subject matter. Neither this Settlement Agreement, nor any provision or term of this Settlement Agreement, may be amended, modified, revoked, supplemented, waived, or otherwise changed except by a writing signed by all of the Parties.
69.Counterparts and Signatures: This Settlement Agreement may be executed in one or more counterparts, each of which for all purposes shall be deemed an original but all of which taken together shall constitute one and the same instrument. A signature delivered by fax or other electronic means shall be deemed to be, and shall have the same binding effect as, a handwritten, original signature.
IN WITNESS HEREOF, the Parties have executed this Settlement Agreement signifying their agreement to the foregoing terms.

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Ralph S. Janvey, in his capacity as the Receiver for the Stanford Receivership Estate /s/ Ralph S. Janvey	Date: 3/6/2023
John J. Little, in his capacity as Examiner /s/ John J. Little	Date: March 7, 2023
Official Stanford Investors Committee By: /s/ John J. Little John J. Little, Chairperson	Date: March 7, 2023
Guthrie Abbott By: /s/ James R. Swanson James R. Swanson, Counsel	Date: March 7, 2023
Steven Queyrouze By: /s/ James R. Swanson James R. Swanson, Counsel	Date: March 7, 2023
Sarah Elson-Rogers By: /s/ James R. Swanson James R. Swanson, Counsel	Date: March 7, 2023
Salim Estefenn Uribe By: /s/ James R. Swanson James R. Swanson, Counsel	Date: March 7, 2023
Ruth Alfille de Penhos By: /s/ James R. Swanson James R. Swanson, Counsel	Date: March 7, 2023

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Diana Suarez By: /s/ James R. Swanson James R. Swanson, Counsel	Date: March 7, 2023
Independent Bank By: _/s/ Mark Haynie Mark Haynie Title: EVP Special Counsel/Corporate Secretary	Date: March 7, 2023

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